Exhibit 99.5

Execution Version

WAIVER

August 11, 2020

THIS WAIVER (this “Waiver”) is made with reference to the License and Collaboration Agreement dated September 25, 2018 (the “License Agreement”) by and among Novartis Pharma AG, a company (Aktiengesellschaft) organized and existing under the laws of Switzerland (“Novartis”), Cellular Biomedicine Group, Inc., a corporation organized and existing under the laws of Delaware (the “Company”), and certain of the Company’s subsidiaries as parties thereto (such subsidiaries and the Company collectively, “CBMG”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the License Agreement. This Waiver is given by Novartis on the date set forth above (the “Waiver Effective Date”) in connection with the Merger (defined below).

WHEREAS, the Company, CBMG Holdings (“Parent”) and CBMG Merger Sub Inc. (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of the Waiver Effective Date (without giving effect to any amendments or modifications thereto, the “Merger Agreement”) pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company surviving the merger as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, immediately following the Merger, the Company will be owned by Novartis and each of the parties (other than Parent and Merger Sub) to the Interim Investors Agreement, dated as of the Waiver Effective Date (the “Interim Investors Agreement”) set forth on Schedule I hereto and additional parties that may become parties to the Interim Investors Agreement by way of a joinder agreement to the Interim Investors Agreement or amendment thereto, together with written notice thereof to Novartis  ((the “Consortium Members”);

WHEREAS, obligations of CBMG under the License Agreement may extend to the Affiliates of CBMG;

WHEREAS, pursuant to Sections 2.5(b)(i)(B) and 2.5 (b)(ii)(B) of the License Agreement, CBMG grants Novartis an exclusive right of first negotiation with respect to, and shall not enter into a definitive agreement providing for a transaction or series of transactions that would constitute a Change of Control of CBMG without first complying with the procedures set forth in such Section 2.5(b)(ii) and (iii) (the “ROFN Obligation”);

WHEREAS, pursuant Section 13.10 of the License Agreement, Novartis may terminate the License Agreement upon a Change of Control of CBMG or upon CBMG or its Affiliates entering into a definitive agreement which provides for a transaction or series of transactions that would constitute a Change of Control of CBMG, if the Acquirer of such Change of Control transaction is determined by Novartis’ sole discretion to (i) be engaging in certain competing activities as described in clauses (a) and (c) of the proviso to such Section 13.10, (ii) be not in full compliance with any Regulatory Requirements and Novartis internal regulatory and compliance standards for a specified period as described in clause (b) of the proviso to such Section 13.10, or (iii) record worldwide net sales during the prior twelve (12) month period greater than certain amount stipulated in clause (d) of the proviso to such Section 13.10 (such right to terminate upon a Change of Control under the circumstances described in clauses (a) to (d) of the proviso to such Section 13.10, the “Early Termination Right”);

WHEREAS, the Company has requested, and the undersigned is willing to waive on the terms set forth in this Waiver, the Early Termination Right and ROFN Obligation that may be triggered by the Merger; and

WHEREAS, the Company has requested and the undersigned is willing to acknowledge on the terms set forth in this Waiver that  none of the Consortium Members (other than Bizuo (Tony) Liu) and their respective Affiliates (other than Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries)) (each such Consortium Member, an “Applicable Consortium Member”) shall be deemed an Affiliate of the Company for purposes of the License Agreement solely as a result of such Applicable Consortium Member’s participation in the Merger and ownership interest in Parent following the Merger;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereto hereby agrees as follows:

1.                                      Acknowledgement; Waiver.  Subject to the terms of this Waiver, the undersigned hereby (i) acknowledges that none of the Applicable Consortium Members shall be deemed an Affiliate of the Company for purposes of the License Agreement solely as a result of such Applicable Consortium Member’s participation in the Merger and ownership interest in Parent following the Merger, and (ii) waives any (x) ROFN Obligation (including any notice and period requirements) and (y) Early Termination Right, in each case, solely to the extent such right or obligation arises as a result of the Merger and the Merger Agreement.

2.                                      Termination.  This Waiver shall terminate and be of no further force or effect if the Merger Agreement is terminated without the Merger having been consummated.

3.                                      No other Waiver or Release.  For clarity, this Waiver does not constitute a waiver or release of CBMG with respect to any of its other obligations under the License Agreement or in connection with any other transaction or set of facts not expressly contemplated by this Waiver.

4.                                      Governing Law; Dispute Resolution.  This Waiver shall be governed by and construed under the laws of the State of Delaware, without regard to conflicts of laws principles.   Any Dispute arising under this Waiver shall be resolved in accordance with Section 18.12 of the License Agreement.

[Signature Pages Follow]

Execution Version

IN WITNESS WHEREOF, the undersigned has executed this Waiver as of the date first above written.

Novartis Pharma AG

By:	/s/ Susanne Kreutz
Name:	Susanne Kreutz
Title:	Authorized Signatory

By:	/s/ Alberto Villena Sacristan
Name:	Alberto Villena Sacristan
Title:	Authorized Signatory

Schedule I

Consortium Members

Yunfeng Fund III, L.P.

Velvet Investment Pte. Ltd.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

Dangdai International Group Co., Limited

Mission Right Limited

Wealth Map Holdings Limited

Earls Mill Limited

Viktor Pan

Zheng Zhou

OPEA SRL

Maplebrook Limited

Full Moon Resources Limited